EXHIBIT (a)(4)

Contact: Investor Relations

W. Douglass Harris

William Lyon Homes

(949) 833-3600

William Lyon Homes Announces Filing of Solicitation/Recommendation Statement on Schedule 14D-9

NEWPORT BEACH, Calif.—March 30, 2006—William Lyon Homes (NYSE:WLS) (the “Company”) announced that it has filed its initial Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission in connection with the tender offer announced on March 17, 2006 by General William Lyon. As previously announced and as disclosed in the Schedule 14D-9, the Board of Directors of the Company has formed a special committee to consider the offer and make a recommendation to stockholders (the “Special Committee”). The Special Committee is not currently in a position to provide a recommendation to stockholders with respect to the tender offer. The Special Committee is in the process of a full and deliberate review of the material terms of the tender offer in consultation with its financial advisor, Morgan Stanley & Co. Incorporated, and its legal advisors, Gibson, Dunn & Crutcher LLP. In addition, the Special Committee has not yet received an opinion from Morgan Stanley regarding the fairness of the financial terms of the tender offer. Accordingly, the Special Committee requests that the Company’s stockholders refrain from tendering their shares until the Special Committee is able to take a position with respect to the tender offer. The Special Committee expects to be in a position to do so in the very near future.

The Special Committee welcomes input from stockholders of the Company. All such communications should be sent to Morgan Stanley by email or fax only:

Email address: David.A.Cohen@morganstanley.com

Fax number: (310) 788-1752

Stockholders are urged to read the Company’s Schedule 14D-9 that has been filed with the Securities and Exchange Commission because it contains important information. Investors can obtain a free copy of the Schedule 14D-9 and any amendments thereto, if and when available, and all other SEC filings made by William Lyon Homes at www.sec.gov.

Certain statements contained in this release that are not historical information contain forward-looking statements. The forward-looking statements involve risks and uncertainties and actual results may differ materially from those projected or implied. Further, certain forward-looking statements are based on assumptions regarding future events which may not prove to be accurate. Factors that may impact such forward-looking statements include, among others, changes in general economic conditions and in the markets in which the Company competes, the outbreak, continuation or escalation of war or other hostilities, including terrorism, involving the United States, changes in mortgage and other interest rates, changes in prices of homebuilding materials, weather, the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements, the availability of labor and homebuilding materials, changes in governmental laws and regulations, the timing of receipt of regulatory approvals and the opening of projects, and the availability and cost of land for future development, as well as the other factors discussed in the Company’s reports filed with the SEC. The Company does not undertake any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.